Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: July 28, 2021

Forbes

Fantastic Voyage-Inspired Miniature Surgical Robot Aims To Revolutionize Abdominal Surgery

By Amy Feldman and Aayushi Pratap

July 28, 2021

Bill Gates-backed Vicarious Surgical, which is set to go public in a SPAC deal, hopes to reach $1 billion in revenue by 2027 as it takes on the Goliath of surgical robots.

As a kid, Adam Sachs, cofounder and CEO of Vicarious Surgical, watched the 1966 science-fiction movie Fantastic Voyage and was enamored of the premise of microscopic surgeons who performed surgery inside a scientist’s brain. “Humans are the wrong size to operate on humans,” he says. “We’re not going to shrink humans down, but we can create avatars of them. We can create little miniature robotic versions.”

That’s just what he and his Vicarious Surgical cofounders—Sammy Khalifa, the company’s chief technology officer, and Dr. Barry Greene, its chief medical officer—have spent the past decade doing. They have developed an itty-bitty robot paired with a VR headset for abdominal surgeries that they hope to bring to market in 2023. Its two arms and camera are designed to enter the patient’s belly through an incision of less than an inch and operate in all directions once there. Shrinking a surgical robot down is exceptionally difficult, but by doing so the Vicarious trio hopes to help doctors perform abdominal surgeries, starting with hernia operations, faster, safer and with fewer complications than existing alternatives.

It’s not exactly the sci-fi stuff of the movie, in which doctors are injected into the patient’s bloodstream, but it’s futuristic enough that Vicarious has attracted A-list investors including Bill Gates, Vinod Khosla, Eric Schmidt and Jerry Yang. It has also received a breakthrough designation from the FDA—the first for a surgical robot—making it eligible for priority review.

“Putting the elbow down inside the body cavity and being able to reach back and work toward the abdominal wall is a pretty big deal,” says Paul Hermes, who ran Medtronic’s robotics program and is now an advisor to Vicarious. “We should expect robotic surgery to get better.”

The company is set to go public via a merger with a SPAC set up by Hong Kong investor Donald Tang. The $1.1 billion deal will raise $115 million and bring in medical-technology giant Becton Dickinson, which makes the surgical mesh used in hernia repairs, as an investor. It forecasts reaching $1 billion in annual revenue by 2027.

“We’re going after the markets where existing surgical robots have struggled,” says Sachs, 30. “There are a lot of copycats out there aiming at the incumbent. They have the same challenges. . . . Our architecture is just totally different.”

The behemoth in robotic surgery is $115 billion (market cap) Intuitive Surgical, which introduced the da Vinci, a large four-armed robot that holds sticklike instruments, two decades ago and has dominated the space ever since. As Intuitive’s patents expire and robotic technology advances, competitors including J&J and Medtronic, both of which have acquired surgical-robot startups, are vying to make robotic surgery as common as laparoscopy. The Vicarious robot’s expected price of around $1.2 million, roughly half that of existing topline robots, could be a factor in its favor, as could the ease with which surgeons can learn how to use it.

Sachs’ own education with machine design began in his suburban Boston home. His father, Ely Sachs, is an MIT professor of mechanical engineering who is considered the elder statesman of 3D printing; his mother is an architect. He met Khalifa, 31, during his freshman year at MIT, where both studied engineering. They became fast friends and spent their spare time in the school’s machine shop making actuators, the mechanical components that power a robot’s joints. “We’d test them, we’d find out they didn’t work and we’d do that over and over again,” Sachs says.

While Sachs and Khalifa were still in college, they started working with Greene, a bariatric surgeon and friend of Sachs’ family, on a medical device that became the robot. In 2014, after a brief stint at Apple, Sachs officially launched Vicarious with $400,000 in seed funding led by Michael Rothenberg (the VC later charged with fraud by the Department of Justice in an unrelated case). In 2015, Khalifa quit his job to join.

The hardest part over the years, Sachs says, was figuring out the actuators. Making them small enough to include nine of them, three times what’s typical for surgical robots, was tough. So too was decoupling them so each joint could move separately, helped by 28 sensors per arm.

Carnegie Mellon robotics professor Howie Choset compares the technical challenge to jamming too much stuff into a piece of luggage, then trying to get that stuff to do something. Worse, he says, the smaller the actuators, the weaker they get. “You want to get as much actuation in as small a package as possible, but you’re already struggling to get as much packed as possible,” he says. “It is amazing that [Sachs] made this work.”

Hernia repair, the first market Vicarious is targeting, is a huge one, with more than 2 million procedures a year in the U.S. Ventral hernias, common along the midline of the abdominal wall, account for 500,000 procedures and are highly complex. Standard repair involves attaching mesh to the abdominal wall, but it results in recurrence about 20% of the time, often requiring a more extensive fix. An advanced technique that involves tucking the mesh up against the rectus abdominis muscle reduces recurrence, but it’s difficult and can take up to four hours with current robots.

When Vicarious received the FDA breakthrough designation, it could perform this surgery in a cadaver in about half the time, Sachs says, and it has since cut that to under one hour. In a video demonstration of a ventral hernia repair, the Vicarious robot’s arms push mesh into the abdominal cavity and then quickly sew it up. The shorter surgery is less risky for patients and more cost-effective for hospitals.

Vicarious’ ambitions extend to other abdominal surgeries, including gallbladder procedures, for a total potential market of 39 million surgeries (only 3% of these are done with robots). That’s why Sachs, whose stake in Vicarious is worth $112 million, figures it needs just a fraction of the market to create a large company.

“The field has been pretty stagnant for a long time, and there is accepted wisdom that isn’t true,” says Tang, the SPAC investor. “You need to get this in the hands of people to show that it’s possible and it’s not a pipe dream.”

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC's website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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